Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 17, 2015

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. III

Registration Statement on Form S-1

Filed August 31, 2015

File No. 333-206693

Dear Ms. Jacobs:

On behalf of Capitol Acquisition Corp. III (the “Company”), we respond as follows to the Staff’s comment letter, dated September 11, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We are considering your response to prior comment 2 and may have further comments. In this regard, please file the letter agreement with each of the company’s sponsors, officers and directors.

The Staff’s comment is duly noted. A copy of the above-referenced letter agreement is being filed as an exhibit to the Registration Statement as requested.

*************

Securities and Exchange Commission

September 17, 2015

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein